Exhibit 4.1(b)

ADVISORY AGREEMENT

Between Calypte Biomedical Corporation

and Jeff Georgino

THIS ADVISORY AGREEMENT (“Agreement”), made as of April 1, 2003, is by and between CALYPTE BIOMEDICAL., a Delaware corporation (the “Company”), and Jeff Georgino (the “Advisor”). In consideration of the mutual covenants contained in this Agreement, the Company and Advisor hereby agree as follows:

1. Advisory Period. The Company will engage Advisor for an initial period commencing April 1, 2003 and ending December 31, 2003 (the “Initial Advisory Period”), and thereafter, the Agreement shall automatically renew for additional periods of one year each (the “Renewal Advisory Periods”) (collectively, the “Advisory Period”), unless either party provides written notice of termination to the other at least ten (10) days prior to the expiration of the Initial Advisory Period, or any Renewal Advisory Period.

2. Advisory Services. During the Advisory Period, Advisor shall report to the Company’s Executive Chairman (“Chairman”) and will provide advisory services to the Company as necessary to accomplish the objectives set forth. Specifically, Advisor shall provide the Company with the following (the “Advisory Services”):

(a) Introductions and advice related to the recruitment of board members and advisory board members,

(b) Such other matters as may be determined from time-to-time by the Board with the consent of Advisor.

(c) Development of a business plan, including acquisition strategy.

Advisor agrees to exercise the highest degree of professionalism and to utilize his expertise and creative talents in performing the Advisory Services.

Company specifically acknowledges that its relationship with Advisor is not exclusive, and that during the Advisory Period Advisor may engage in other work and/or projects on behalf of himself or other persons or entities that are not directly related to the Company, at Advisor’s sole discretion. Advisor specifically acknowledges that Company may at its sole discretion engage other advisor(s) to serve in a similar capacity to Advisor as contained in this agreement.

3. Advisory Fees and Administrative Costs. As compensation for advisory services rendered pursuant to this Agreement, Company shall:

Issue the Advisor a (the “Advisory Fee”). The Company shall cause the Advisory Fee to be registered with Securities Exchange Commission under available form as soon as practical. In consideration for the services to be performed by Consultant, the Company will immediately grant Consultant 10,400,000 shares of the Company’s Common Stock.

Reimburse Advisor for pre-approved expenses.

4. Business Expenses. The Company shall reimburse Advisor for the reasonable cost of all corporate travel, hotels, meals and other business expenses Advisor incurs on behalf of the Company pursuant to this Agreement and pursuant to standard company policies. The Company shall have the right to make flight, auto and hotel reservations and pay for such reservations in advance or arrange for payment to the travel vendor at time of expense incurrence. No material expenditure shall be undertaken without the express prior approval of an authorized officer of the Company. Advisor shall submit to the Company receipts or other documentation sufficient to reflect any such claimed expenses. .

5. Reports. The consultant will provide to Calypte’s Executive Chairman a written report of services rendered and results thereof no less than quarterly and that report will be issued within 30 days of quarter end. E.g. July 31, 2003 for the period ended June 30, 2003 and then within 30 days of the conclusion of the agreement.

6. Independent Contractor Relationship. Advisor’s relationship with the Company is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship. Advisor will not be entitled to any of the benefits that the Company may make available to its employees, including, but not limited to, group health or life insurance, profit sharing or retirement benefits. Advisor is solely responsible for, and will file, on a timely basis, all tax returns and payments required to be filed with, or made to, any federal, state or local tax authority with respect to the performance of services and receipt of fees under this Agreement. No part of Advisor’s compensation will be subject to withholding by the Company for the payment of any social security, federal, state or any other employee payroll taxes. The Company will regularly report amounts paid to Advisor by filing Form(s) 1099-MISC with the Internal Revenue Service as required by law. Further, the consulting services shall not involve and the Consultant is not engaged in services in connection with the offer or sale of securities in a capital-raising transaction for Calypte, and further, the Consultant does not and will not directly or indirectly promote or maintain a market for Calypte’s securities.

7. Termination. The Company may terminate this Agreement at any time, without Cause in its sole discretion, and Advisor may terminate this Agreement at any time without Good Reason in its sole discretion upon giving thirty (30) days written notice to the other party (“Effective Termination Date”). The Company may terminate this Agreement for Cause, and Advisor may terminate this Agreement for Good Reason, upon giving written notice to the other party, which shall be the Effective Termination Date in such event.

In the event the Company terminates this Agreement without Cause, or Advisor terminates this Agreement for Good Reason, (a) the Company shall pay Advisor a termination fee equal to the amount of Advisory Fees Advisor would have been entitled to receive had the Advisor continued to perform services hereunder through the end of the Initial Advisory Period or the Renewal Advisory Period in which the Effective Termination Date falls (“Termination Advisory Period”). If the Company terminates this agreement for Cause or Advisor terminates this agreement without Good Reason, then the agreement will terminate upon the Effective Termination Date without further obligation by the Company to pay additional fees to Advisor, including the termination fees, with only the fees and options vested to date remaining the property of Advisor. As used herein, “Cause” shall mean: (a) Advisor’s indictment or conviction (including a no contest or guilty plea) of any felony or of any crime involving dishonesty or moral turpitude; or (b) Advisor’s participation in a fraud or willful misconduct that materially damages the Company.

As used herein, “Good Reason” shall mean: (a) the Company makes a general assignment for the benefit of creditors, files a voluntary bankruptcy petition, files a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law, there shall have been filed any petition or application for the involuntary bankruptcy of Company, or other similar proceeding, in which an order for relief is entered or which remains undismissed for a period of 30 days or more, or the Company seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Company or any material party of its assets; (b) the Company makes material changes to the nature or extent of the Advisory Services without Advisor’s express written consent; or (c) the Company fails to pay Advisor the compensation and benefits required under this Agreement.

8. Indemnification. To the fullest extent permitted by applicable law, the Company agrees to indemnify, defend and hold Advisor and its affiliates, officer, directors, etc. harmless from any and all claims, actions, costs, expenses, damages and liabilities including, without limitation, reasonable attorneys’ fees, hereafter or heretofore arising out of or in connection with his performance of the Advisory Services or other activities on behalf of the Company, or by reason of the fact that he is or was a director or officer of the Company or any affiliate of the Company. To the fullest extent permitted by applicable law, the Company shall advance to Advisor the anticipated and actual expenses necessary to defending any such action, claim or proceeding. The Company shall not be obligated to indemnify Advisor or defend Advisor against, or hold him harmless from, any claims, damages, expenses or liabilities, including attorneys’ fees, resulting from the gross negligence or willful misconduct of Advisor. For purposes of this paragraph, no act, or failure to act, on the part of the Advisor shall be considered “willful” unless done, or omitted to be done, not in good faith and without reasonable belief by him that his action or omission was in the best interests of the Company, as determined by the final judgment of a court of competent jurisdiction. The duty to indemnify shall survive the expiration or early termination of this Agreement as to any claims based on facts or conditions that occurred or are alleged to have occurred prior to such expiration or termination.

9. Successors and Assigns. Advisor may not subcontract or otherwise delegate his obligations under this Agreement without the Company’s prior written consent. Subject to the foregoing, this Agreement will be for the benefit of the Company’s successors and assigns, and will be binding on Advisor’s assignees.

10. Notices. Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt. Notices shall be sent to the following addresses:

If to Advisor: Jeff Georgino 3003 3rd Street, #4 Santa Monica, CA 90405	If to Company: Calypte Biomedical, Attn: Tony Cataldo 1265 Harbor Bay Parkway Alameda, CA 94502

11. Governing Law. This Agreement shall be governed in all respects by the laws of the State of California, as such laws are applied to agreements entered into and to be performed entirely within California between California residents.

12. Severability. Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

13. Board Approval. The issuance of any shares provided hereunder shall be effective upon approval by the Board of Directors of the Company, not to be unreasonably withheld. All other terms and conditions set forth herein are immediately effective as to both parties.

13. Jurisdiction. This agreement is subject to the laws and regulations of the State of California, County of Los Angeles.

14. Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. This Agreement may only be changed by mutual agreement of authorized representatives of the parties in writing.

Consultant:	CALYPTE BIOMEDICAL CORPORATION

/s/ JEFF GEORGINO	By:	/s/ TONY CATALDO
Jeff Georgino		Tony Cataldo Executive Chairman